FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: April 1, 2004
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with 12g3-2(b): N/A.

Attached hereto as Exhibit 99.1 and incorporated by way of reference herein are the minutes of the Registrant’s shareholders meeting of September March 31, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2004	Nova Measuring Instruments Ltd. (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren VP Finance and Operations

Exhibit Index:
Exhibit 99.1: Exhibit 99.2: Exhibit 99.3:	Minutes of the Registrant's shareholders meeting. Voting Table filed herewith Proxy Statement filed with the SEC on April 4, 2004 and incorporated by reference.

Exhibit 99.1

MINUTES OF ANNUAL GENERAL MEETING OF THE SHAREHOLDERSOF NOVE MEASURING INSTRUMENTS LTD (THE “COMPANY”)

Held on March 31, 2004 at 17:00 at the Company’s Registered Offices at Building
22 Weitzmann Science Park Ness-Ziona , Israel

The following shareholders were present at the meeting in person or by Proxy:

Name	Amount of Ordinary Shares Voted	Remarks

Moshe Finarov	646,942	Present in Person
Giora Dishon	646,941	Present in Person
Others[1]	7,674,813	Present by Proxy
Total	8,968,696

The number of Shares present in person or by Proxy is sufficient to constitute a legal quorum.

Also Present: Adv. Ephraim Schmeidler - counsel to the Company, Giora Dishon -Director of the Company, Dror David – Company Secretary.

Giora Dishon is elected to chairperson the meeting.

SHAREHOLDERS OF THE COMPANY HAVE RESOLVED AS FOLLOWS:

1. RESOLVED, to approve (i) the Framework Option Plan, including the form of option plan adopted as part of the Framework Plan; and (ii) the issuance of up to 1,500,000 Ordinary Shares pursuant to options granted under Plans 7A, 7B and 7C, and to empower the Board of Directors to allocate options under Plans 7A, 7B and 7C, as set forth in Item No. 1 of the Company’s Proxy Statement.

2. RESOLVED, to approve the grant of options to certain Directors of the Company as set forth in this Item No. 2 of the Company’s Proxy statements.

Signed on this 3rd day of March 31, 2004.

BY: /S/ Giora Dishon —————————————— Giora Dishon Chairperson of the Meeting Minutes were prepared by Ephraim Schmeidler adv., Counsel to the Company.

1  Shareholders voted by proxy cards mailed to the Company’s Transfer Agent.

Exhibit 99.2

Proposal	Total	Quorum	For	Against	Abstain	Percentage of Support	Percentage of Dissent	Percentage of Abstention
1	8,968,696	59.20%	8,346,952	618,194	3,550	93.07%	6.89%	0.04%
2	8,968,696	59.20%	8,413,132	555,564	0	93.81%	6.19%	0.00%